EXHIBIT 99.1
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CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the inclusion in Western Oil Sands Ltd.'s (the "Company") Annual Report on Form 40-F for the year ended December 31, 2002 of our audit report dated February 14, 2003, on the consolidated financial statements of the Company which appear in this Annual Report.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
February 14, 2003